UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K



(Mark One)

[  X   ]         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934  [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 1999

                                       OR

[       ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934  [NO FEE REQUIRED]


             For the transition period from __________ to __________

                   Commission file number ____________________



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      The Terex Corporation and Affiliates' 401(k) Retirement Savings Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Terex Corporation
                          500 Post Road East, Suite 320
                           Westport, Connecticut 06880



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TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN


Financial Statements
December 31, 1999

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN


INDEX
--------------------------------------------------------------------------------

                                                                         Page

REPORT OF INDEPENDENT ACCOUNTANTS...........................................1

FINANCIAL STATEMENTS

         Statements of Net Assets Available for Benefits....................2

         Statement of Changes in Net Assets Available for Benefits..........3

         Notes to Financial Statements....................................4-7

SUPPLEMENTAL SCHEDULE

         Assets Held for Investment Purposes................................8




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                        Report of Independent Accountants




To the Participants and Administrative Committee of the Terex Corporation and Affiliates
401(k) Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Terex Corporation and Affiliates 401(k) Retirement Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP

Stamford, Connecticut
June 26, 2000




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TEREX CORPORATION AND AFFILIATES'
401(K) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31
-----------------------------------------------------------------------------


                                               1999              1998
                                         ----------------- ------------------
ASSETS:

Investments:
    Investments at fair value..........  $    51,138,004    $    37,628,439
    Investments at contract value......          696,672            842,966
                                         ----------------- ------------------


        Total investments..............       51,834,676         38,471,405
                                         ----------------- ------------------


Receivables:
    Employee contributions.............          236,474           156,825
    Employer contributions.............           85,741            51,960
                                         ----------------- ------------------


         Total receivables.............          322,215           208,785
                                         ----------------- ------------------

NET ASSETS AVAILABLE FOR BENEFITS......  $    52,156,891   $    38,680,190
                                         ================= ==================



























                 See accompanying notes to financial statements.

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TEREX CORPORATION AND AFFILIATES'
401(K) RETIREMENT SAVINGS PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1999
-------------------------------------------------------------------------------



ADDITIONS:
    Investment income......................................   $      856,415
    Employee contributions.................................        4,627,787
    Employer contributions.................................        1,387,582
    Rollover contributions.................................          875,304
    Transfers from other plans.............................        5,470,327
                                                              -----------------
         Total additions...................................       13,217,415
                                                              -----------------


DEDUCTIONS:
    Withdrawals............................................        4,967,704
    Administrative fees....................................           16,250

                                                              -----------------
         Total deductions..................................        4,983,954
                                                              -----------------

NET APPRECIATION IN AGGREGATE FAIR VALUE OF INVESTMENTS....        5,243,240
                                                              -----------------

         NET INCREASE......................................       13,476,701

NET ASSETS AT BEGINNING OF YEAR............................       38,680,190
                                                              -----------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR...........   $   52,156,891
                                                              =================











                 See accompanying notes to financial statements.

TEREX CORPORATION AND AFFILIATES'
401(K) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

         General - The Terex Corporation and Affiliates' 401(k) Retirement Savings Plan (the "Plan"), was established on April 1, 1987. The Plan is a defined contribution plan that covers certain salaried and non-union hourly employees of Terex Corporation and its subsidiaries ("Terex" or the "Company") meeting minimum eligibility requirements. Certain officers of Terex serve as trustees of the Plan (the "Trustees"). The investments of the Plan are held by Massachusetts Mutual Life Insurance Company ("Mass Mutual"), the Principal Financial Group ("Principal") and Fidelity Management Trust Company ("Fidelity").

         The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 "ERISA".

         An Administrative Committee, consisting of at least three members appointed by the Company's Board of Directors, administers the benefit structure of the Plan. The Company is considered the Plan Administrator for purposes of ERISA.

         On July 31, 1998, the Company completed the acquisition of The American Crane Corporation ("American Crane"). The non-union employees of American Crane became eligible for participation in the Plan during February 1999. Assets valued at $3,566,958 were transferred into the Plan from The American Crane Corporation Savings and Investment 401(k) Plan in 1999, with the final transfer occurring on August 25, 1999.

         On April 1, 1999, the Company completed the acquisition of Amida Industries, Inc. ("Amida"). The employees of Amida became eligible for participation in the Plan during June 1999. Assets valued at $1,903,369 were transferred into the Plan from the Amida Industries, Inc. Employees' 401(k) Profit Sharing Plan and Trust in June 1999.

         On August 26, 1999, the Company acquired Cedarapids, Inc. ("Cedarapids"). Effective September 1, 1999 the non-union employees of Cedarapids became eligible for participation in the Plan. Prior to September 1, 1999, Cedarapids employees participated in the Raytheon Savings and Investment Plan (the "Raytheon Plan"). All amounts contributed by Cedarapids employees to the Raytheon Plan are to remain in the Raytheon Plan until directed otherwise by each individual Cedarapids employee.

         Participant Eligibility - Permanent employees may begin participation on the first day of the month following their hiring.

         Participant Contributions - Participants may contribute a maximum of 16% of their compensation to the Plan in any combination of pre or post-tax earnings. The maximum pre-tax contribution permitted under the Internal Revenue Service regulations in 1999 was $10,000. There is no limit to post-tax contributions. Participants are able to direct current contributions and redistribute accumulated contributions and earnings between investment funds.

         Employer Contributions - During 1999, the Plan provided that Terex would match 100% of the first 4% of the salary that is contributed to the Plan for Cedarapids Plan participants; for all other participants, Terex would match 50% of the first 6% of the salary that is contributed to the Plan. Effective January 1, 2000, Terex will match 50% of the first 8% of the salary that is contributed to the Plan for all participants. The contribution matched by Terex is made in Terex Common Stock.

         Vesting - Participants are immediately fully vested in their voluntary contributions plus any actual earnings thereon. Participants vest in the employer contribution after one year of eligible service.

         Forfeitures - Nonvested employer contributions of employees that have separated from the Company become forfeitures and are held in a separate account and shall be used to reduce future employer contributions. However, employees that return to service within five years from their separation date will be entitled to continue vesting on the employer contributions which were previously forfeited.

TEREX CORPORATION AND AFFILIATES'
401(K) RETIREMENT SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN (continued)

         Allocation of Earnings - Each participant's account is credited with contributions and an allocation of earnings from the respective investment funds. A participant's contributions are used to purchase shares in the various investment funds. The value of and the earnings credited to a participant's account are based on the proportionate number of shares owned by the participant and the fair value of the investment on the valuation date.

         Payment of Benefits - Upon retirement, disability or death, the entire balance of the participant's account becomes payable to the participant or designated beneficiary. Upon any other termination of employment, the participant receives the vested portion of his/her account; however, if the vested portion of the participant's account is greater than $5,000 he/she can elect to keep the investments in the Plan. Withdrawals are also permitted for financial hardship, as defined in the Plan, or upon attainment of age 59-1/2.

         Participant Loans - Participants may obtain loans in an amount up to the lesser of $50,000 or 50% of the vested portion of their account balance, subject to the discretion of the Plan Administrator and certain other restrictions. Terms of all loans are established by the Plan Administrator.

         Assets Held by Former Trustees- On April 1, 1995 the investment manager of the Plan was changed from Fidelity to Mass Mutual. At the time of the transfer of Plan assets to Mass Mutual, certain participants elected to maintain existing funds at Fidelity. No additional employee or employer contributions are allowed to be made to these investments at Fidelity, nor are participants allowed to obtain loans against these accounts.

         Additionally, certain participants maintain retirement accounts in Guaranteed Investment Contracts ("GICs") maturing through December 31, 2001 held by Principal, the former custodian of an acquired business. No additional employee or employer contributions are allowed to be made to the investments at Principal, nor are participants allowed to obtain loans against these accounts.

         The above brief description of the Plan is intended to give a general summary of the principal provisions of the Plan. Further information about the Plan is contained in the Terex Corporation and Affiliates' 401(k) Retirement Savings Plan Summary Plan Description. This booklet is available from the Company.


2.       SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis.

         Investments - Plan investments in mutual funds, common stock and participant loans are stated at fair value based on published market prices or other independent sources. The GICs are stated at contract value which approximates fair value. Net appreciation (depreciation) in aggregate fair value of investments is comprised of all realized and unrealized gains and losses during the year.

         Expenses - Fees and expenses related to administering the Plan are generally paid by Terex.

         Withdrawals - Withdrawals are recognized at the time of distribution to the participant.

         Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

TEREX CORPORATION AND AFFILIATES'
401(K) RETIREMENT SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.  INVESTMENTS

    Investments of the Plan are held and managed by Mass Mutual. The following presents the investments that represent 5 percent of more of the Plan's net assets.


                                                             December 31,
                                                      --------------------------
                                                          1999          1998
                                                      --------------------------
       Mass Mutual Group Annuity Contract Fixed Fund..$  8,602,247  $  8,400,151
       Mass Mutual Value Equity Fund..................   4,689,982     4,828,488
       Mass Mutual Destiny Aggressive Fund............   4,308,535     3,572,142
       Mass Mutual Destiny All Equity Fund............   5,193,694     5,059,929
       Mass Mutual Destiny Moderate Fund..............         ---     2,165,915
       Mass Mutual International Equity Fund..........   4,515,306     2,333,718
       Mass Mutual Growth Fund........................   5,623,743     3,014,823
       Terex Corporation Common Stock*................   4,435,658     3,582,096

             * Nonparticipant-directed

    During 1999, the Plan's investments appreciated (depreciated) in value by $5,243,240 as follows:

                       Mutual Funds                   $     5,260,975
                       Common Stock                           (17,735)
                                                      -----------------
                                                      $     5,243,240
                                                      =================

TEREX CORPORATION AND AFFILIATES'
401(K) RETIREMENT SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.       NONPARTICIPANT-DIRECTED INVESTMENTS

         Information about the net assets and the significant  components of the
         changes  in  net  assets   relating   to  the   nonparticipant-directed
         investments is as follows:

                                                             December 31,
                                                     ---------------------------
                                                          1999          1998
                                                     -------------  ------------
          Net Assets:

              Terex Corporation Common Stock........ $  4,435,658   $  3,582,096





                                                            Year Ended December
                                                                 31, 1999
                                                           ---------------------
          Changes in Net Assets

              Contributions................................$      1,337,140
              Transfer from other plan.....................          71,860
              Investment income and gain/loss..............         (12,273)
              Benefits paid to participants................        (339,021)
              Net loan activity............................         (21,369)
              Expenses paid................................          (9,912)
              Transfer to participant-directed investments.        (171,864)
              Forfeitures..................................            (999)
                                                           ---------------------
                                                           $        853,562
                                                           =====================

5.       INCOME TAX STATUS

         The Plan received a determination letter, dated July 31, 1995, that it met the qualification requirements of Sections 401(c) and 401(k) of the Internal Revenue Code (the "IRC") and that the Plan is exempt from federal income taxation. Subsequently, the Plan has been amended. The Plan Administrator believes that the Plan, as amended, continues to be qualified and exempt from tax under Sections 401(c) and 401(k) of the IRC.

6.       TERMINATION OF THE PLAN

         The Company believes that the Plan will continue without interruption but reserves the right to discontinue the Plan. In the event that such discontinuance results in the complete or partial termination of the Plan, the balance in each participant's account will be distributed as directed by the Trustees.

7.       SUBSEQUENT EVENT

         Effective February 1, 2000, the Plan was amended to change the investment manager of the Plan to Fidelity from Mass Mutual. Except for certain amounts invested in GICs, all funds held by Mass Mutual were transferred to Fidelity.

TEREX CORPORATION AND AFFILIATES'                           EIN# 38-2863240
401(K) RETIREMENT SAVINGS PLAN                                    PLAN# 004

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1999
--------------------------------------------------------------------------------





                          Description                  Fair Value /
                                                      Contract Value      Cost *
---------------------------------------------------- --------------- -----------

MUTUAL FUNDS:
   Mass Mutual Group Annuity Contract Fixed Fund.... $  8,602,247
   Mass Mutual Value Equity Fund....................    4,689,982
   Mass Mutual Destiny Aggressive Fund..............    4,308,535
   Mass Mutual Destiny Conservative Fund............    1,219,780
   Mass Mutual Destiny All Equity Fund..............    5,193,694
   Mass Mutual Destiny Moderate Fund................    2,309,062
   Mass Mutual Core Bond Fund.......................      745,909
   Mass Mutual International Equity Fund............    4,515,306
   Mass Mutual Growth Fund..........................    5,623,743
   Mass Mutual Small Cap Value Equity Fund..........    1,344,464
   Mass Mutual Indexed Equity Fund..................    1,192,043
   Mass Mutual Main Street Fund.....................      811,760
   Mass Mutual Equity Growth Fund...................      257,273
   Mass Mutual Blue Chip Fund.......................    2,040,560
   Mass Mutual Mid-Cap Growth.......................      654,847
   Mass Mutual MFS Growth Equity....................      409,044
   Fidelity Magellan Fund...........................       31,730
   Fidelity Growth Company Fund.....................      146,410
   Fidelity Growth & Income Fund....................       47,416
   Fidelity Balanced Fund...........................       12,874
                                                     ---------------
       Total Mutual Funds...........................   44,156,679

COMMON STOCK:
   Terex Corporation Common Stock...................    4,435,658    $ 3,422,547

INVESTMENT CONTRACTS:
   Principal Guaranteed Investment Contracts........      696,672

LOANS TO PARTICIPANTS, AT INTEREST RATES
 RANGING FROM 8.00% TO 11.00%, MATURING
 THROUGH DECEMBER 31, 2004..........................    2,545,667
                                                     ---------------

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES            $ 51,834,676
                                                     ===============

* Cost information is provided only for nonparticipant-directed investments.

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                   The Terex Corporation and Affiliates'
                                   401(k) Retirement Savings Plan


                                       /s/ Joseph F. Apuzzo
                                      --------------------------------------

Date:  June 27, 2000                  By:      Joseph F. Apuzzo
                                               Chief Financial Officer
                                               Terex Corporation





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